Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Fourth Quarter and Full Year 2022 Results and Declares Semi-Annual Dividend of 18 cents per share

Lod, Israel – February 7, 2023 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2022 Highlights

•	Quarterly revenues increased by 6.9% year-over-year to $70.7 million;

full 2022 year revenues increased by 10.5% to $275.1 million.

•	Quarterly service revenues increased by 17.2% year-over-year to $28.6 million;

full 2022 year service revenues increased by 18.1% to $110.8 million.

•	GAAP results:

o	Quarterly GAAP gross margin was 65.3%;

o	Quarterly GAAP operating margin was 11.8%;

o	Quarterly GAAP net income was $7.5 million, or $0.23 per diluted share; and

o	Full 2022 year GAAP net income was $28.5 million, or $0.88 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 65.8%;

o	Quarterly Non-GAAP operating margin was 17.7%;

o	Quarterly Non-GAAP net income was $11.9 million, or $0.36 per diluted share; and

o	Full 2022 year Non-GAAP net income was $45 million, or $1.35 per diluted share.

•	Net cash provided by operating activities was $0.4 million for the quarter and $8.3 million for the full year.

•	AudioCodes repurchased 145,380 of its ordinary shares during the quarter at an aggregate cost of $2.9 million.

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AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the fourth quarter and full year periods ended December 31, 2022.

Revenues for the fourth quarter of 2022 were $70.7 million compared to $69.7 million for the third quarter of 2022 and $66.1 million for the fourth quarter of 2021. Revenues were $275.1 million in 2022 compared to $248.9 million in 2021.

Net income was $7.5 million, or $0.23 per diluted share, for the fourth quarter of 2022 compared to $7.3 million, or $0.22 per diluted share, for the fourth quarter of 2021. Net income was $28.5 million, or $0.88 per diluted share, in 2022 compared to $33.8 million, or $1.00 per diluted share, in 2021.

On a Non-GAAP basis, net income was $11.9 million, or $0.36 per diluted share, for the fourth quarter of 2022 compared to $13.4 million, or $0.39 per diluted share, for the fourth quarter of 2021. Non-GAAP net income was $45 million, or $1.35 per diluted share, in 2022 compared to $51.8 million, or $1.5 per diluted share, in 2021.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $0.4 million for the fourth quarter of 2022 and $8.3 million for 2022.

Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $124.3 million as of December 31, 2022 compared to $174.8 million as of December 31, 2021. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during each of the first and third quarters of 2022.

AudioCodes Reports Fourth Quarter and Full Year 2022 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 2 of 11

AudioCodes Press Release

“I am pleased to report solid financial results for the fourth quarter, growing revenues 6.9% year-over-year and capping 2022 with a double-digit growth rate of 10.5%,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.  “We see growing business activity in UCaaS and CX, and with the ongoing proliferation of AI in the enterprise, we believe we are well-positioned to extend our leadership in applying AI to voice applications and emerge a stronger and more competitive player.

Primary growth engine during the year came from our Microsoft-related business, which grew 12% year-over-year in the quarter and 18% for the full year. Our Microsoft Teams business grew 33% for the full year. We saw ongoing momentum of AudioCodes Live managed services, which exited the year at over $30 million, growing close to 80% year-over-year, with TCV expanding to over $100 million. Service revenue grew 18% year-over-year and accounted for 40.3% of revenues, up from 37.7% a year ago. Another growth vector in UCaaS is our business in the Zoom ecosystem, which grew above 50% year over year.

We saw healthy customer activity during the quarter in the customer experience (CX) market. For the full year and excluding declining OEM revenue, which we will focus less on going forward, our direct enterprise CX business grew 13%.  We have already introduced our entry-level Microsoft Teams-native conversational AI-first contact center application for the CX market and plan to significantly expand this effort in 2023. Overall, Voice AI applications grew above 15% year over year.

Finally, on the profitability front, we are pleased to have delivered improved non-GAAP gross and operating margins in the fourth quarter, helped by easing supply chain pressures. This, coupled with continued prudent allocation of investments give us increasing confidence to deliver on our commitment to drive improved operating leverage in 2023,” concluded Mr. Adlersberg.

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AudioCodes Press Release

Share Buy Back Program

During the quarter ended December 31, 2022, the Company acquired 145,380 of its ordinary shares under its share repurchase program for a total consideration of $2.9 million.

In January 2023, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through July 4, 2023.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.7 million. The dividend is payable on March 7, 2023, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on February 21, 2023.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2022 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

AudioCodes Reports Fourth Quarter and Full Year 2022 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 4 of 11

AudioCodes Press Release

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports Fourth Quarter and Full Year 2022 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 5 of 11

AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2023 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Fourth Quarter and Full Year 2022 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 6 of 11

AudioCodes Press Release

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,535	$79,423
Restricted cash	-	5,100
Short-term and restricted bank deposits	5,210	220
Short-term marketable securities	2,120	669
Short-term financial investments	15,258	-
Trade receivables, net	56,424	48,956
Other receivables and prepaid expenses	10,006	9,197
Inventories	36,377	23,988
Total current assets	149,930	167,553

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$-	$94
Long-term Trade receivables	13,099	-
Long-term marketable securities	75,946	89,307
Long-term financial investments	1,242	-
Deferred tax assets	9,073	8,905
Operating lease right-of-use assets	13,517	16,457
Severance pay funds	17,933	22,724
Total long-term assets	130,810	137,487

PROPERTY AND EQUIPMENT, NET	3,965	4,394

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,126	39,930

Total assets	$323,831	$349,364

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	11,338	7,863
Other payables and accrued expenses	38,316	38,350
Deferred revenues	36,634	41,591
Short-term operating lease liabilities	8,169	8,139
Total current liabilities	94,457	95,943

LONG-TERM LIABILITIES:
Accrued severance pay	$17,755	$22,895
Deferred revenues and other liabilities	16,308	13,637
Long-term operating lease liabilities	5,551	11,391
Total long-term liabilities	39,614	47,923

Total shareholders’ equity	189,760	205,498
Total liabilities and shareholders' equity	$323,831	$349,364

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021

	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$164,302	$155,089	$42,017	$41,666
Services	110,791	93,831	28,639	24,433
Total Revenues	275,093	248,920	70,656	66,099
Cost of revenues:
Products	63,686	52,750	15,835	14,305
Services	32,629	25,279	8,663	7,357
Total Cost of revenues	96,315	78,029	24,498	21,662
Gross profit	178,778	170,891	46,158	44,437
Operating expenses:
Research and development, net	59,842	53,396	15,090	14,452
Selling and marketing	70,123	62,057	18,088	16,597
General and administrative	17,494	15,914	4,644	4,117
Total operating expenses	147,459	131,367	37,822	35,166
Operating income	31,319	39,524	8,336	9,271
Financial income (loss), net	2,864	123	669	(976)
Income before taxes on income	34,183	39,647	9,005	8,295
Taxes on income, net	(5,717)	(5,896)	(1,456)	(1,040)
Net income	$28,466	$33,751	$7,549	$7,255
Basic net earnings per share	$0.89	$1.03	$0.24	$0.22
Diluted net earnings per share	$0.88	$1.00	$0.23	$0.22
Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,849	32,703	31,642	32,445
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,500	33,846	32,145	33,555

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021

	(Unaudited)	(Audited)	(Unaudited)
GAAP net income	$28,466	$33,751	$7,549	$7,255
GAAP net earnings per share	$0.88	$1.00	$0.23	$0.22
Cost of revenues:
Share-based compensation (1)	425	411	125	134
Amortization expenses (2)	760	340	190	136
	1,185	751	315	270
Research and development, net:
Share-based compensation (1)	3,481	2,772	839	754
Deferred payments expenses (3)	500	70	125	70
	3,981	2,842	964	824
Selling and marketing:
Share-based compensation (1)	6,032	6,170	1,338	1,924
Amortization expenses (2)	44	18	11	8
Deferred payments expenses (3)	500	70	125	70
	6,576	6,258	1,474	2,002
General and administrative:
Share-based compensation (1)	5,184	4,811	1,450	1,525
Other Income (4)	(1,093)	(382)	-	(382)
	4,091	4,429	1,450	1,143
Financial expenses:
Exchange rate differences (5)	(1,321)	294	(227)	1,238

Income taxes:
Deferred tax (6)	1,974	3,463	398	700
Non-GAAP net income	$44,952	$51,788	$11,923	$13,432
Non-GAAP diluted net earnings per share	$1.35	$1.50	$0.36	$0.39
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	33,359	34,432	33,088	34,183

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021

	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income	$28,466	$33,751	$7,549	$7,255
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,984	2,432	723	686
Amortization of marketable securities premiums and accretion of discounts, net	1,533	1,589	378	348
Decrease in accrued severance pay, net	(349)	(1,062)	(17)	(354)
Share-based compensation expenses	15,122	14,164	3,752	4,337
Decrease in deferred tax assets, net	1,780	3,406	356	677
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	25	54	105	85
Gain derived from financial investments	(937)	-	(289)	-
Decrease in operating lease right-of-use assets	6,712	7,445	2,073	1,740
Increase (decrease) in operating lease liabilities	(9,582)	(7,556)	(324)	689
Changes in IIA settlement liability, net	-	(11,684)	-	(11,860)
Increase in trade receivables, net	(20,567)	(14,438)	(8,080)	(8,686)
Increase in other receivables and prepaid expenses	(1,621)	(1,221)	(277)	(261)
Decrease (increase) in inventories	(12,653)	4,504	(4,605)	(244)
Increase in trade payables	3,475	879	(1,164)	2,659
Increase (decrease) in other payables and accrued expenses	(4,077)	9,601	2,126	6,172
Increase (decrease) in deferred revenues	(2,030)	5,480	(1,883)	1,010
Net cash provided by operating activities	8,281	47,344	423	4,253

Cash flows from investing activities:
Investment in short-term deposits	(5,000)	-	(5)	-
Proceeds from short-term deposits	10	84,597	-	143
Proceeds from long-term deposits	94	-	-	-
Purchase of financial investments	(16,615)	(43,808)	(405)	(2,714)
Proceeds from redemption of marketable securities	1,123	3,240	-	2,187
Proceeds from redemption of financial investments	1,052	-	1,052	-
Proceeds from sale of marketable securities	2,250	2,571	2,250	-
Net cash paid in acquisition of subsidiary	(1,100)	(2,804)	(1,000)	(2,804)
Purchase of property and equipment	(1,487)	(1,174)	(336)	(231)
Net cash provided by (used in) investing activities	(19,673)	42,622	1,556	(3,419)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021

	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(38,099)	(41,849)	(2,858)	(10,650)
Repayment of bank loans	-	(1,200)	-	(300)
Cash dividends paid to shareholders	(11,552)	(10,865)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	1,055	2,437	522	1,091
Net cash used in financing activities	(48,596)	(51,477)	(2,336)	(9,859)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(59,988)	38,489	(357)	(9,025)
Cash, cash equivalents and restricted cash at beginning of period	84,523	46,034	24,892	93,548
Cash, cash equivalents and restricted cash at end of period	$24,535	$84,523	$24,535	$84,523

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